August 4, 2025

Kimberly Graper
Interim Chief Financial Officer
Imunon, Inc.
997 Lenox Drive, Suite 100
Lawrenceville, NJ 08648

        Re: Imunon, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Filed February 27, 2025
            File No. 001-15911
Dear Kimberly Graper:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Intellectual Property, page 26

1. In future filings, please revise your intellectual property disclosure in relation to the
       Company's material patents as follows:

             Clearly describe on an individual or patent family basis whether each patent is owned or licensed, the expiration year or expected expiration year of each issued and pending patent, and the jurisdiction, including any foreign jurisdiction, of each material, pending or issued patent.
             Additionally, it appears that certain of your issued patents pertaining to the
           TheraPlas and IMNN-001 technologies will expire on dates ranging from 2025 to
           2028. Revise your discussion to identify with greater specificity any material patent(s) that will expire in the near term. As appropriate, please provide additional risk factor disclosure discussing the extent to which you face material risk stemming from the expiration of these patents, or otherwise advise.
 August 4, 2025
Page 2
2. We refer to your disclosure on page 39 stating that you are party to license agreements with Duke University, under which you have exclusive rights to commercialize
       medical treatment products and procedures based on Duke   s
thermo-sensitive
       liposome technology. Please revise future filings in an appropriate place to include a discussion of the material terms of these or any other material license agreements, including, as applicable:
           Nature and scope of intellectual property transferred;
           Each parties    rights and obligations;
           Duration of agreement and royalty term;
           Termination provisions; and
           Payment provisions, including quantification of any upfront fee and any installments thereof, amounts paid to date, aggregate potential milestone payments segregated by development and commercial milestone payments, and the applicable royalty rates to be paid by each party. In the event a range is provided in place of the actual royalty rate, such range should be within ten percentage points.

       Additionally, in future filings, please file the referenced license agreements with Duke
       University as exhibits, or otherwise provide us with your analysis as to why you believe they are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Lauren Sprague Hamill at 303-844-1008 or Jason Drory at 202-551-
8342 if you have questions regarding comments and with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Jeffrey Church